Exhibit 99.1
13 January 2021

National Grid plc (‘National Grid’ or ‘Company’)

Voting Rights and Capital update

National Grid confirms that, following the issue of 28,755,898 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2020/21 interim dividend, National Grid's registered capital consists of 3,814,951,606 ordinary shares, of which 265,783,241 shares are held as treasury shares; leaving a balance of 3,549,168,365 shares with voting rights.

The figure of 3,549,168,365 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's https://investors.nationalgrid.com/~/media/Files/N/National-Grid-IR-V2/shareholder-information/scrip-dividend-scheme-tc-vjuly-2020.pdf and from Equiniti on 0800 169 7775 or help.shareview.co.uk.

Megan Barnes
Head of Company Secretariat